Greenbriar Capital Corp. Greenbriar Capital Holdco Inc. Greenbriar Capital (US) LLC
632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7 Phone: 949.903.5906 Fax: 604.608.9572 www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Capital Announces Convertible
Debenture and Update on the Sage Ranch Option and
Joint Venture Agreement with Captiva Verde
Wellness Corp.

Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

June 22nd, 2023 – Coquitlam, BC – Greenbriar Capital Corp. ("Greenbriar or "the Company") announces that it intends to issue a CDN $1.0 million unsecured convertible debenture (the "Debenture") to an investor (the "Debenture Holder"). The Debenture will bear interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature thirty-six (36) months from the date of issuance (the "Maturity Date").

The Debenture Holder will have the right, from time to time and at any time on or prior to 5:00 p.m. (Pacific Time) on the Maturity Date, to convert all or any portion of the outstanding principal amount of the Debenture ("Principal Amount") into common shares of the Company, at a price of $1.25 per common share subject to adjustment pursuant to the terms of the Debenture.

As part of the proposed Debenture financing, the Debenture Holder will be issued 460,000 warrants, where the Debenture Holder will have the right, from time to time and at any time on or prior to 5:00 p.m. (Pacific Time) on the Maturity Date, to convert all or any portion of the Principal Amount into common shares of the Company, at a price of $1.30 per common share subject to adjustment pursuant to the terms of the Debenture.

The Debenture is subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. The Company expects to use the gross proceeds from the Debenture for Sage Ranch and general working capital purposes.

Closing of the Debenture is subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals, including the TSX Venture Exchange. The future issuance of common shares upon conversion of the Debenture, if any, are subject to the final acceptance of the TSX Venture Exchange.

All references to currency are in Canadian dollars.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Joint Venture Agreement with Captiva Verde Wellness Corp

Greenbriar and Captiva Verde Wellness Corp. ("Captiva") have tentatively agreed on a settlement of the Sage Ranch option and joint venture agreement ("Option and Joint Venture Agreement"). Pursuant to the terms of the Option and Joint Venture Agreement, Captiva would earn a 50% net profits interest in Sage Ranch by:

1. Captiva paying Greenbriar a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the previous Sale Agreement);

2. Captiva issuing Greenbriar common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the previous Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is in default on such funding obligations as no funding has been provided since November 2021).

Greenbriar and Captiva have agreed that Greenbriar will pay Captiva 10% of Sage Ranch's net profits per year until the CDN $5,591,588 that Captiva has spent on the property is repaid. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Jeffrey J. Ciachurski
Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF